The Honourable Rod Gantefoer
Minister of Finance

SASKATCHEWAN BUDGET UPDATE

09-10

SASKATCHEWAN:
STRONG AND STEADY

1ST QUARTER
FINANCIAL REPORT

1st Quarter Financial Report
Government of Saskatchewan
August 14, 2009

1st Quarter Financial Report
General Revenue Fund Update

INTRODUCTION

The 2009-10 first quarter report reflects forecast changes plus measures being implemented by the government to ensure the provincial budget will remain balanced, in spite of a $1.3 billion reduction in potash revenue.

Oil and tax revenue increases will offset some of this decline, as will a further $185 million dividend from Crown Investments Corporation – equivalent to the dividend that was budgeted but not taken in 2008-09 – funded from the Saskferco sale proceeds.

Additionally, funding of $132.3 million for capital projects still in the planning stages will be deferred. This represents payments for construction and related activities not expected to be incurred during the current fiscal year.

Government will also identify $49.2 million in expense restraint over the course of the rest of the year, starting with vacancy management and travel restraint.

The $1.2 billion balance in the Growth and Financial Security Fund (GFSF) will be reduced by $400 million to maintain government general debt at $4.2 billion.

After a net transfer to the GRF, $841 million will remain in the GFSF as insurance against further resource volatility or other unexpected downturns.

2009-10 GRF Policy Measures and 1st Quarter Forecast
	Budget Estimate	Pre-Measures Forecast	Policy Measures	1st Quarter Forecast
	(millions of dollars)
Revenue	$10,660.8	$9,917.4	$185.0	$10,102.4
Expense	10,245.4	10,233.9	(181.5)	10,052.4
Pre-transfer Surplus	$415.4	$(316.5)	$366.5	$50.0

1st Quarter Financial Report/ GRF Update    1

FINANCIAL OVERVIEW

After taking into account the effects of measures implemented by the government to manage a substantial revenue decline, the first quarter report shows:

•	revenue is down $558.4 million or 5.2 per cent from budget; and,
•	expense is down $193.0 million or 1.9 per cent from budget.

The resulting pre-transfer surplus is $50.0 million – a decrease of $365.4 million from the budgeted $415.4 million pre-transfer surplus.

2009-10 GRF Financial Summary
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(millions of dollars)
Revenue	$10,660.8	$10,102.4	$(558.4)
Expense	10,245.4	10,052.4	(193.0)
Pre-transfer Surplus	$415.4	$50.0	$(365.4)
Transfer to GFSF	(207.7)	(25.0)	182.7
Transfer from GFSF	216.8	399.5	182.7
Net Transfer from (to) GFSF	9.1	374.5	365.4
GRF Surplus	$424.5	$424.5	$--

GFSF Balance *	$1,215.1	$840.6	$(374.5)

Government Total Debt *	$4,164.7	$4,164.7	$--
* Budget Estimate reflects 2008-09 year-end balances.

In accordance with legislation, one-half of the pre-transfer surplus ($25.0 million) will be transferred to the GFSF. At the same time, $399.5 million will be transferred from the GFSF to the GRF to restore the GRF budget surplus and maintain government general debt at $4.2 billion.

The GFSF balance is forecast to be $840.6 million at the end of 2009-10. This reflects the 2009-10 opening balance of $1,215.1 million being decreased by the net transfer of $374.5 million to the GRF.

2   1st Quarter Financial Report/ GRF Update

REVENUE UPDATE

At first quarter, total GRF revenue is forecast to decrease $558.4 million, reflecting $1.4 billion in reductions, partially offset by $668.1 million in increases.

Revenue Reconciliation (millions of dollars)

Budget Estimate	$ 10,660.8
Forecast Changes
Potash	- 1,289.2
Agricultural Land Sales	- 72.0
Natural Gas	- 47.5
Other Resource Revenue	- 2.8
- 1,411.5

Oil	+ 409.4
Taxes	+ 144.1
Federal Transfer Change	+ 92.6
Other Revenue	+ 22.0
Total Forecast Changes	- 743.4
New CIC Special Dividend	+ 185.0
Total Change	- 558.4

1st Quarter Forecast	$ 10,102.4

Potash revenue is forecast to be down $1.3 billion – falling from the $1.93 billion Budget Estimate to the first quarter forecast of $637.6 million.

Significant declines in sales and volume levels, combined with lower prices and unsettled contracts, have led to the major decline in expected potash revenue. Additional details can be found in Appendix 1.

Sales, Services and Service Fees revenue is currently forecast to be $72.0 million lower than budget due to a reduced forecast of land sales under the Agricultural Crown Land Sales Program.

Natural gas revenue is currently forecast to be $47.5 million lower than budget due primarily to a lower price forecast. In contrast to oil prices, natural gas prices have deteriorated since budget. The fiscal-year price forecast has been lowered to $4.32 per gigajoule (GJ), down from $6.63 per GJ at budget.

The dampened outlook for revenue from potash, Agricultural Crown Land Sales and natural gas has been partially offset by an improved forecast for oil, transfers from Crown entities, taxes and federal transfers revenue at first quarter.

The oil revenue forecast has increased from $573.1 million to $982.5 million in the first quarter forecast. Additional details can be found in Appendix 2.

The increase is primarily due to much higher prices and a narrowing of the differential between the price of WTI (West Texas Intermediate) light sweet crude and heavy sour crude oil.

WTI oil prices averaged approximately US$57.60 per barrel over the first quarter. The fiscal-year WTI oil price forecast has been increased from the budget assumption of US$48.75 per barrel to US$62.48 per barrel.

The Budget forecast assumed the light-heavy differential would be 35.0 per cent of WTI.

1st Quarter Financial Report/ GRF Update    3

Effectively, the gap between the price for light sweet crude and heavy crude has narrowed. The light-heavy differential is now assumed to be 24.9 per cent.

The forecast for tax revenue is up $144.1 million from budget. The Individual Income Tax revenue forecast is up $76.1 million from budget based on increased employment forecasts and stronger-than-anticipated 2008 assessments. The Corporation Income Tax forecast is up $68.0 million from budget. The increase results from an acceleration of installment payments from the federal government, partially offset by a downward revision of the national corporate taxable income base.

The forecast for transfers from the federal government has increased $92.6 million at first quarter. The increase is the result of provincial spending on infrastructure that qualifies for contributions from the Government of Canada’s infrastructure and stimulus funding streams.

The increase in other revenue reflects the recovery of an overpayment for 2008-09 AgriStability contributions.

The Special CIC dividend has been increased by $185 million from budget – equivalent to the dividend that was budgeted but not taken in 2008-09 – funded from the Saskferco sale proceeds, as a partial offset to the potash revenue reduction.

4   1st Quarter Financial Report/ GRF Update

EXPENSE UPDATE

At first quarter, total GRF expense is forecast to be down $193.0 million from budget.

Expense Reconciliation (millions of dollars)

Budget Estimate	$ 10,245.4
Forecast Changes
Agriculture	- 18.3
Corrections, Public Safety
and Policing	+ 6.5
Justice and Attorney General	+ 1.5
Municipal Affairs	- 1.2
Total Forecast Changes	- 11.5

Expense Restraint
Capital Deferrals
Health	- 95.0
Education	- 30.0
Tourism, Parks, Culture
and Sport	- 7.3
- 132.3
Additional Expense Restraint	- 49.2

Total Restraint	- 181.5

Total Change	- 193.0

1st Quarter Forecast	$ 10,052.4

The overall reduction includes $11.5 million in forecast changes, consisting of:

•	$18.3 million decrease in Agriculture primarily due to reduced incentive costs for the Crown Land Sale Incentive Program as a result of lower-than-expected Program sales, and reduced costs for the Province’s portion of Crop Insurance Premiums;
•	$6.5 million increase in Corrections, Public Safety and Policing primarily due to increases for claims under the Provincial Disaster Assistance Program and adult corrections inmate counts;
•	$1.5 million increase in Justice and Attorney General primarily in court services; and,
•	$1.2 million decrease in Municipal Affairs primarily as a result of lower-than-anticipated interest costs incurred in 2009-10 for municipal borrowing approvals provided under the Saskatchewan Infrastructure Growth Initiative.

Expense restraint measures totalling $181.5 million are composed of $132.3 million in capital deferrals and $49.2 million in additional measures, including vacancy management and reduced travel. The capital deferrals are:

•	$95.0 million in Health related to the Children’s Hospital, leaving $5.0 million continuing in the budget for project planning (the $200 million commitment to the Children’s Hospital is maintained – funding will be provided in future years as construction occurs);
•	$30.0 million in Education which has not yet been committed to specific projects; and,

1st Quarter Financial Report/ GRF Update    5

•	$7.3 million in Tourism, Parks, Culture and Sport related to the timing of expected cash flows for the Building Communities Program.

6   1st Quarter Financial Report/ GRF Update

DEBT UPDATE

The GRF borrows for government and Crown corporations. Total debt is composed of gross debt less sinking funds plus guaranteed debt.

Government total debt at March 31, 2010 is currently forecast to be $4.2 billion, unchanged from March 31, 2009.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt.

Crown corporation debt is divided into two components: Crown corporation general debt and Government business enterprise (GBE) specific debt.

Crown corporation general total debt is forecast to be $0.9 billion, an increase of $380.5 million from March 31, 2009. GBE specific total debt is forecast to be $3.5 billion, an increase of $455.3 million from March 31, 2009.

Taken together, Crown corporation total debt is currently forecast to be $4.4 billion, an increase of $835.8 million. This is approximately $0.1 billion lower than the increase anticipated in the budget, due to changes in the timing of capital projects.

Total Debt Summary
As at March 31	2008-09 Actual	2009-10 1stQuarter Forecast	Change from 2008-09 Actual
	(millions of dollars)
Government Total Debt	$4,164.7	$4,164.7	$--
Crown Corporation General Total Debt	521.1	901.6	380.5
Government Business Enterprise Specific Total Debt	3,036.1	3,491.4	455.3
Total Debt	$7,721.9	$8,557.7	$835.8

1st Quarter Financial Report/ GRF Update    7

2009-10 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Revenue
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Corporation Income	$624,900	$692,900	$68,000
Fuel	438,000	438,000	--
Individual Income	1,802,600	1,878,700	76,100
Provincial Sales	1,155,600	1,155,600	--
Tobacco	190,500	190,500	--
Other	247,300	247,300	--
Taxes	$4,458,900	$4,603,000	$144,100
Crown Land Sales	$127,800	$127,800	$--
Natural Gas	102,200	54,700	(47,500)
Oil	573,100	982,500	409,400
Potash	1,926,800	637,600	(1,289,200)
Resource Surcharge	461,800	461,800	--
Other	177,200	174,400	(2,800)
Non-Renewable Resources	$3,368,900	$2,438,800	$(930,100)
Crown Investments Corporation of Saskatchewan	$185,000	$185,000	$--
- Special Dividend	110,000	295,000	185,000
Saskatchewan Liquor and Gaming Authority	440,700	440,700	--
Other Enterprises and Funds	41,200	41,200	--
Transfers from Crown Entities	$776,900	$961,900	$185,000
Fines, Forfeits and Penalties	$10,500	$10,500	$--
Interest, Premium, Discount and Exchange	176,700	176,700	--
Motor Vehicle Fees	149,400	149,400	--
Other Licences and Permits	32,800	32,800	--
Sales, Services and Service Fees	173,100	101,100	(72,000)
Transfers from Other Governments	15,900	15,900	--
Other	40,000	62,000	22,000
Other Revenue	$598,400	$548,400	$(50,000)
Own-Source Revenue	$9,203,100	$8,552,100	$(651,000)
Canada Health Transfer	$843,500	$843,500	$--
Canada Social Transfer	335,000	335,000	--
Other	279,200	371,800	92,600
Transfers from the Government of Canada	$1,457,700	$1,550,300	$92,600
Revenue	$10,660,800	$10,102,400	$(558,400)

8   1st Quarter Financial Report/ GRF Update

2009-10 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Expense
	Budget Estimate	1st Quarter Forecast	Change from Budget
	(thousands of dollars)
Executive Branch of Government
Advanced Education, Employment and Labour	$840,020	$840,020	$--
Agriculture	483,444	465,194	(18,250)
Corrections, Public Safety and Policing	324,014	330,514	6,500
Education	1,206,066	1,176,066	(30,000)
- Teachers' Pensions and Benefits	173,169	173,169	--
Energy and Resources	42,888	42,888	--
Enterprise and Innovation Programs	22,133	22,133	--
Enterprise Saskatchewan	47,305	47,305	--
Environment	200,380	200,380	--
Executive Council	9,057	9,057	--
Finance	64,981	64,981	--
- Public Service Pensions and Benefits	264,411	264,411	--
Finance Debt Servicing	502,500	502,500	--
First Nations and Métis Relations	87,585	87,585	--
Government Services	14,884	14,884	--
Health	4,075,223	3,980,223	(95,000)
Highways and Infrastructure	436,990	436,990	--
Information Technology Office	7,091	7,091	--
Intergovernmental Affairs	4,014	4,014	--
Justice and Attorney General	142,275	143,775	1,500
Municipal Affairs	339,697	338,497	(1,200)
Office of the Provincial Secretary	5,024	5,024	--
Public Service Commission	38,085	38,085	--
Saskatchewan Research Council	15,016	15,016	--
Social Services	722,760	722,760	--
Tourism, Parks, Culture and Sport	139,180	131,867	(7,313)
Legislative Branch of Government
Chief Electoral Officer	1,179	1,179	--
Children's Advocate	1,621	1,621	--
Conflict of Interest Commissioner	151	151	--
Information and Privacy Commissioner	927	927	--
Legislative Assembly	23,662	23,662	--
Ombudsman	2,195	2,195	--
Provincial Auditor	7,459	7,459	--
Additional Expense Restraint	--	(49,206)	(49,206)
Expense	$10,245,386	$10,052,417	$(192,969)

1st Quarter Financial Report/ GRF Update    9

2009-10 1st Quarter Financial Report Province of Saskatchewan General Revenue Fund Statement of Debt
Debt as at March 31	2008-09 Actual	2009-10 1st Quarter Forecast	Change from 2008-09 Budget
	(thousands of dollars)
Government General Debt	$4,145,286	$4,137,673	$(7,613)
Crown Corporation General Debt
Information Services Corporation of Saskatchewan	$13,547	$13,547	$--
Municipal Financing Corporation of Saskatchewan	1,062	5,000	3,938
Saskatchewan Crop Insurance Corporation	2,053	--	(2,053)
Saskatchewan Housing Corporation	33,212	31,909	(1,303)
Saskatchewan Opportunities Corporation	37,543	48,899	11,356
Saskatchewan Power Corporation	140,000	375,267	235,267
Saskatchewan Telecommunications Holding Corporation	28,900	26,300	(2,600)
Saskatchewan Water Corporation	41,412	86,117	44,705
SaskEnergy Incorporated	222,500	314,561	92,061
Crown Corporation General Debt	$520,229	$901,600	$381,371
Government Business Enterprise Specific Debt
Municipal Financing Corporation of Saskatchewan	$37,266	$88,865	$51,599
Saskatchewan Gaming Corporation	--	6,000	6,000
Saskatchewan Power Corporation	2,157,215	2,383,089	225,874
Saskatchewan Telecommunications Holding Corporation	262,468	356,504	94,036
SaskEnergy Incorporated	579,092	656,953	77,861
Government Business Enterprise Specific Debt	$3,036,041	$3,491,411	$455,370
Total Public Debt	$7,701,556	$8,530,684	$829,128
Guaranteed Debt	20,305	27,025	6,720
Total Debt	$7,721,861	$8,557,709	$835,848
Total Debt by Category
Government Gross Debt	$7,109,217	$6,430,486	$(678,731)
Government Sinking Funds	(2,963,931)	(2,292,813)	671,118
	$4,145,286	$4,137,673	$(7,613)
Government Guaranteed Debt	19,412	27,025	7,613
Government Total Debt	$4,164,698	$4,164,698	$--
Crown Corporation Gross Debt	$3,956,576	$4,797,725	$841,149
Crown Corporation Sinking Funds	(400,306)	(404,714)	(4,408)
	$3,556,270	$4,393,011	$836,741
Crown Corporation Guaranteed Debt	893	--	(893)
Crown Corporation Total Debt	$3,557,163	$4,393,011	$835,848
Total Debt	$7,721,861	$8,557,709	$835,848

10   1st Quarter Financial Report/ GRF Update

1st Quarter Financial Report
General Revenue Fund Update
Appendices

Appendix 1 – Potash Forecast Update

The 2009-10 potash revenue forecast has been reduced from $1.93 billion to $637.6 million, a decrease of $1.3 billion from the 2009-10 Budget. This decrease reflects both a smaller volume of sales and lower prices.

SALES VOLUMES

The Budget forecast assumed 2009 potash sales would continue apace with sales volumes in the previous two years.

However, potash sales have been well below last year’s level through the first half of 2009 – 78 per cent lower through the end of June.

As a result, potash sales are now expected to total 6.0 million tonnes – about 40 per cent lower than the Budget assumption. The lower sales volumes reflect unusually large stockpiles at the start of 2009, combined with a number of factors attributable to the world financial crisis, including reduced access to credit, uncertainty about future grain prices and purchasers’ expectations that potash will follow the large downward price movement of the other fertilizers.

Through the first half of 2009, mature markets such as the United States, France, Germany, Spain the United Kingdom and Italy saw farmers break with decades of tradition and reduce consumption to unprecedented low levels. Similar behaviour appears to have also occurred in Asian and Latin American markets.

Potash sales are expected to improve in the second half of 2009, based on expectations of farmers needing to replenish their soil potassium levels after under-application this year.

		Budget	1st Quarter
	Production (million K20 tonnes)	10.3	7.4
Potash	Price (US$/KCl tonne)	556	456
	Royalties ($M)	1,926.8	637.6

1st Quarter Financial Report/ GRF Update    11

Evidence this rebound has begun is signalled with significant interest from Brazil ahead of its spring planting season and the signing of large contracts with India by all the major producers, including Canpotex.

Uncertainty continues with respect to the status of the potash market in China.

Nonetheless, Canpotex is forecasting improved overseas sales for the second half of 2009, and domestic sales are also expected to pick up.

PRICE

The price of potash soared in 2008, continuing to rise throughout the year, with realized prices averaging close to US$600 per KCl tonne – approximately C$1,200 per K2O tonne – over the final three months of 2008.

Potash prices remained high through the first half of calendar 2009, with small volumes selling at higher delivered prices than the budget assumed. In April, sales with Malaysia, Indonesia and Brazil were concluded at prices ranging from US$735 to US$750 per KCl tonne. In late June and early July sales to Korea, Taiwan and Japan were concluded at US$700 per KCl tonne.

The 2009-10 Budget forecast for potash revenue was based on a price assumption of US$556 per KCl tonne – C$1,071 per K2O tonne for royalty purposes – less than the prices realized in the latter part of 2008.

Although most of the major potash producers demonstrated discipline in reducing production to balance supply with demand, the majority of the industry recently agreed to new contracts with India at a delivered price of US$460 per KCl tonne.

As India is a very large consumer, these contracts effectively set a benchmark for other overseas customers.

Prices in the domestic market are also expected to fall from previous forecast levels.

Nonetheless, the price of potash remains relatively high in an historic context.

RISK

While the 2009 forecasted volume of potash production has been reduced to its lowest level since 1975, there is still uncertainty regarding the 2009-10 GRF potash revenue forecast as Canpotex has not yet concluded a deal with China.

And, it remains to be seen whether potash prices have reached a new plateau or will return to historic levels.

12   1st Quarter Financial Report/ GRF Update

Appendix 2 – Oil Forecast Update

The oil revenue forecast has increased from $573.1 million to $982.5 million in the first quarter forecast.

The increase is primarily due to much higher prices and a narrowing of the differential between the price of WTI (West Texas Intermediate) light sweet crude and heavy sour crude oil.

PRICE

The fiscal-year WTI oil price assumption used in the 2009-10 Budget was US$48.75 per barrel, which was at the low end of private sector forecasts available at the time.

Since the 2009-10 Budget was delivered, the price of a barrel of WTI oil has increased somewhat. The private sector forecasts currently average $57.14 for 2009 and $68.98 for 2010.

DIFFERENTIAL

The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma in US$ per barrel.

WTI oil is a high quality light sweet (low density and sulphur content) crude.

Since about two-thirds of Saskatchewan’s crude oil is heavy or medium, which is of significantly lower quality than WTI oil, the average price of Saskatchewan’s crude oil is lower than the WTI price.

However, while an increase in the price of light sweet crude generally results in an increase in the price of heavy crude, the increase in the price of heavy crude is not likely proportional.

The Budget forecast assumed the light-heavy differential would be 35.0 per cent of WTI.

Effectively, the gap between the price for light sweet crude and heavy crude has narrowed. The light-heavy differential is now assumed to be 24.9 per cent.

		Budget	1st Quarter
	WTI Price (US$/barrel)	48.75	62.48
Oil	Exchange Rate (US cents)	85.13	86.05
	Light-Heavy Differential (% of WTI)	35.0%	24.9%
	Royalties ($M)	573.1	982.5

1st Quarter Financial Report/ GRF Update    13

The effect of this narrowing differential is to increase the sensitivity of GRF oil revenue to changes in the WTI, assuming none of the other relevant factors have changed over a one-year period.

An incremental US$1 per barrel change in the WTI oil price over a one-year period is now expected to yield about a $21 million change to GRF oil revenue – about $2 million or 10 per cent higher than the Budget forecast.

EXCHANGE RATE

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan.

The current forecast for GRF oil revenue incorporates actual exchange rates through June 2009 and relies on the Budget assumptions for the 2009 and 2010 average annual exchange rates for the remainder of the fiscal year period.

These exchange rate assumptions will be revisited at mid-year, in conjunction with a revised provincial economic forecast.

Currently, assuming none of the other relevant factors change over a one-year period, an incremental 1 cent change in the exchange rate will result in about a $15 million change in GRF oil revenue.

RISK / OPPORTUNITY

The monthly average WTI oil price has exceeded the current assumption in both June and July indicating there may be some upside in the GRF oil revenue forecast.

Offsetting this opportunity, a widening of the differential would reduce revenue increases resulting from higher prices.

At the same time, the monthly average exchange rate has also exceeded the current assumption in both June and July – by a wider margin.

And, the exchange rate affects other GRF revenue bases – including potash revenue and the resource surcharge – in addition to oil revenue.

Overall, the opportunity presented by potentially higher oil revenue is likely balanced by the risk presented by a correspondingly higher exchange rate.

14   1st Quarter Financial Report/ GRF Update

Appendix 3 - Impact of Potash and Oil Revisions on the Economic Outlook

INTRODUCTION

The 2009-10 Budget included an economic forecast projecting Saskatchewan real GDP to grow by 2.1 per cent in 2009, and nominal GDP to decline by 4.0 per cent.

While the economic forecast will not be updated until mid-year, the rather significant adjustments to the potash price and production assumptions and the oil price assumptions will have a large impact on both real and nominal GDP performance in Saskatchewan in 2009, everything else being equal.

POTASH PRODUCTION IMPACT

While the 2009-10 Budget had assumed 10.2 million K2O tonnes would be produced in the province in 2009, the current outlook is for just 6.0 million K2O tonnes.

This reduction alone would shave about 1.5 percentage points from the 2009 real GDP growth forecast and roughly 4.6 percentage points from the 2009 nominal GDP growth forecast.

Potash and Oil Assumptions, Calendar 2009
	Budget	Revised	Change
Potash Production (Millions of K2O tonnes)	10.2	6.0	-4.2
Potash Price (C$/K2O tonne)	1,079.5	877.2	-202.3
Potash Price (US$/KCl tonne)	553.8	450.0	-103.8
WTI Oil Price (US$ per barrel)	45.0	57.0	12.0

Production volumes are expected to rebound to historical levels in 2010.

POTASH PRICE IMPACT

The price of potash is now anticipated to average C$877 per K2O tonne in 2009, C$202 lower than the 2009-10 Budget assumption of C$1,080.

While the price change would have only a negligible effect on real GDP, it would shave roughly 2.4 percentage points from the 2009 nominal GDP growth forecast.

OIL PRICE IMPACT

The 2009-10 Budget economic forecast assumed the WTI oil price would average US$45.00 per barrel in 2009.

However, WTI oil has averaged US$51.35 per barrel in the first six months of the calendar year and US$69.70 per barrel in June alone. Thus, WTI oil is now expected to average US$57.00 per barrel in 2009.

The primary impact of this change in the WTI oil price assumption would be to add about 3.6 percentage points to the current nominal GDP growth forecast.

1st Quarter Financial Report/ GRF Update    15

SUMMARY

The rather sizable adjustments to the potash price and production assumptions and the WTI oil price assumption since the 2009-10 Budget was tabled will clearly have significant impacts on provincial real and nominal GDP growth in 2009, everything else being equal.

Taken together, these adjustments would reduce 2009 real GDP growth to 0.6 per cent – from the previous forecast of 2.1 per cent – and would result in a 7.4 per cent decline in nominal GDP – down from the previous forecast of minus 4.0 per cent.

While other assumptions are built into the economic forecast, they are not being revisited at this time. In general, any impacts would be relatively minor and tend to offset each other.

The major exception is the harvest.

While a potentially significant determinant of Saskatchewan GDP growth, it is simply too early to adjust the crop assumption at this point.

The 2009-10 Budget economic forecast assumed approximately 25.7 million tonnes of major grains and oilseeds would be harvested this year, down 4.0 million tonnes from the bumper crop of 2008.

Reductions from this level will affect real and nominal GDP growth. Any deterioration in quality will largely affect nominal GDP results.

A complete Saskatchewan economic forecast that incorporates updates to all of the data, and includes actual data on this year’s harvest, will be included in the 2009-10 Mid-Year Report.

Primary Impact of Revised Resource Assumptions on Economic Growth
2009-10 Budget real GDP Growth	2.1	2009-10 Budget nominal GDP Growth	-4.0
Reduced Potash Production assumption	-1.5	Reduced Potash Production assumption	-4.6
		Reduced Potash Price assumption	-2.4
		Increased WTI Oil Price assumption	3.6
Net Impact of revised assumptions	-1.5	Net Impact of revised assumptions	-3.4
Revised real GDP Growth	0.6	Revised nominal GDP Growth	-7.4

16   1st Quarter Financial Report/ GRF Update